Exhibit 99.1

CHINA FINANCE ONLINE ANNOUNCES

THE ELECTION OF A NEW INDEPENDENT DIRECTOR

BEIJING, January 20, 2012 — China Finance Online Co. Limited (Nasdaq: JRJC) (“CFO” or the “Company”), a leading Chinese online financial information and listed company data provider, announces that its Board of Directors (the “Board”) has approved the increase of the Board’s size and the election of Mr. Neo Chee Beng (“Mr. Neo”) as an independent director and a member of each of the Board’s audit committee and compensation committee, effective immediately.

With the appointment of Mr. Neo, the Board now has a total of six (6) directors, including four (4) independent directors.

Mr. Neo, 51, is an executive director and the Chief Compliance Officer of Persistent Asset Management Pte Ltd (“Persistent Asset Management”), an exempt fund manager registered with the monetary authority of Singapore. Mr. Neo has been an independent director of LottVision Ltd, a company listed in the Singapore Stock Exchange, and also serves on its audit committee. Mr. Neo was a former Vice President of investments at Vertex Management II Pte Ltd (“Vertex Management II”), an affiliate of Temasek Holdings Pte Ltd, where he headed its Beijing office from year 2000 to early 2005. Mr. Neo was the finance manager of the Singapore Stock Exchange-listed Jardine Cycle & Carriage Ltd, where he assisted the general manager of finance. Mr. Neo had years of auditing experience with international audit firms including Moores Rowland and Ernest & Young. He received his education in Singapore from Hwa Chong Junior College and received professional accountancy training. He is a fellow of the Association of Chartered Certified Accountants, United Kingdom and a member of Singapore Institute of Directors.

Mr. Zhao Zhiwei, the Chief Executive Officer of the Company, said, “We are delighted to welcome Mr. Neo as our new independent director. We hope that Mr. Neo’s extensive financial experience and his experience with public companies will help the Company enhance its internal controls and strengthen its market position.”

About China Finance Online Co. Limited

China Finance Online Co. Limited is the technology-driven, user-focused market leader in China in providing vertically integrated financial services and products including news, data, analytics and brokerage-related services through web portals, desktop solutions and mobile handsets. Through its web portals, http://www.jrj.com and http://www.stockstar.com, the Company provides individual users with subscription-based service packages that integrate financial and listed-company data, information and analytics from multiple sources with features and functions such as data and information search, retrieval, delivery, storage and analysis. These features and functions are delivered through proprietary software available by download, through the internet or through mobile handsets. Through its subsidiary, Genius, the Company provides financial information database and analytics to institutional customers including domestic securities and investment firms. Through its subsidiary, Daily Growth, the Company provides securities brokerage services for stocks listed on the Hong Kong Stock Exchange.

For further information please contact:

Julie Zhu

Investor Relations

China Finance Online Co. Limited

Tel: (+86-10) 5832-5288

Email: ir@jrj.com